UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schutz, Jeffrey H.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |3/06/0|J(1)| |3,125             |A  |           |                   |I     |(3)                        |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/07/0|S   | |2,000             |D  |           |5,685              |I     |(3)                        |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/06/0|J(1)| |3,125             |A  |           |                   |I     |(4)                        |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/07/0|S   | |2,000             |D  |           |5,685              |I     |(4)                        |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/06/0|J(1)| |29,060            |A  |           |                   |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/07/0|S   | |10,000            |D  |$40.00     |                   |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/13/0|J(2)| |887               |A  |           |                   |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/13/0|S   | |6,000             |D  |$41.6097   |                   |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/14/0|S   | |4,000             |D  |$41.1364   |                   |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock               |3/17/0|S   | |10,000            |D  |$40.1043   |11,390             |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Distribution of shares by Centennial Holdings IV, L.P. ("HoldingsI V"), a Delaware limited partnership, the general partner of Centennial Fund IV,
L.P. ("Fund IV"). The Reporting Person is one of five general partners of Holdings IV. By virtue of the relationship described above, the Reporting Person may be deemed to control Holdings IV and may be deemed to possess indirect beneficial ownership of the Issuer's securities held by Holdings
IV and Fund IV. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer's securities directly beneficially held by Holdings IV and Fund IV and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer's securities directly beneficially owned by Holdings IV and Fund IV, except to the extent of the Reporting Person's indirect pecuniary interest in Holdings IV and
Fund IV.
(2) Distribution of shares by Centennial Holdings V, L.P. ("Holdings V"), a Delaware limited partnership, the general partner of Centennial Fund V, L.P. ("Fund V"). The Reporting Person is one of five general partners of Holdings
V.  By virtue of the relationship described above, the Reporting Person may be deemed to control Holdings V and may be deemed to possess indirect beneficial ownership of the Issuer's securities held by Holdings V and
Fund V. However, the Reporting Person, acting alone, does not have voting or investment power with respect to the Issuer's securities directly beneficially held by Holdings V and Fund V and, as a result, the Reporting Person disclaims beneficial ownership of the Issuer's securities directly beneficially owned by Holdings V and Fund V, except to the extent of the Reporting Person's indirect pecuniary interest in Holdings V and Fund V.
(3)  By the Porter McAvoy Schutz Irrevocable Trust.
(4)  By the Zachary Tattersall Schutz Irrevocable Trust.
SIGNATURE OF REPORTING PERSON
/s/ Jeffrey H. Schutz
DATE
April 10, 2000